OCTOBER 28, 2009

VIA EDGAR AND OVERNIGHT COURIER

Jeffrey Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Mail Stop 4720

Re:	Celldex Therapeutics, Inc.
Registration Statement on Form S-3
Filed October 21, 2009
File No. 333-162613

Dear Mr. Riedler:

On behalf of Celldex Therapeutics, Inc. (“Celldex”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (the “Amendment”) to Celldex’s registration statement on Form S-3, filed on October 21, 2009 (the “Registration Statement”), relating to the registration of shares of Celldex common stock issuable in upon conversion of the 4% Convertible Subordinated Notes of Celldex’s wholly-owned subsidiary, CuraGen Corporation (“CuraGen”).  The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter (the “Comment Letter”) dated October 27, 2009, and to reflect other updating changes.  In connection with this letter and the filing of the Amendment, we have enclosed six courtesy copies of the Amendment marked to show changes from the initial Registration Statement as filed on October 21, 2009.

The Staff’s comment has been retyped in italics below.  Unless otherwise specified, all page numbers referenced in the below response refer to the marked copy of the Amendment.

Signatures, page 27

1.            Please note that among the signatures required to be included in your registration statement is that of your controller or principal accounting officer.  We therefore request that you amend your registration statement in order to include this signature.

In response to the Staff’s comment, we have revised the signature page of the Registration Statement to indicate that Avery W. Catlin is the Principal Financial Officer and the Principal Accounting Officer of Celldex.

*       *       *

As requested in the Comment Letter, in the event the Company requests acceleration of the effective date of the pending Registration Statement, it shall furnish a letter, at the time of such request and shall acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments on changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please do not hesitate to call Anthony O. Pergola at 973-597-2444 or Ethan A. Skerry at 973-597-2450.

Very truly yours,

/s/ LOWENSTEIN SANDLER PC

cc:	Securities and Exchange Commission
Scot Foley, Esq.

Celldex Therapeutics, Inc.
Avery W. Catlin